Exhibit 99.1

Wix.com Reports Fourth Quarter and Full Year 2014 Results

-- Fourth quarter Collections increased to $49.3 million, representing 61% year-over-year growth on a reported basis and 66% year-over-year growth on a constant currency basis --
-- Revenues in the fourth quarter increased to $41.6 million, representing 67% year-over-year growth
-- Premium Subscriptions grew 56% year-over-year to 1,233,000 at year end --

TEL AVIV, Israel, February 11, 2015 -- Wix.com Ltd. (Nasdaq: WIX), a leading global web development platform, today reported financial results for the fourth quarter and full year ended December 31, 2014.  The Company also introduced its financial outlook for 2015.

“We concluded 2014 with a strong quarter and tremendous growth that once again surpassed our guidance,” said Avishai Abrahami, CEO and Co-founder of Wix.  “The year was highlighted by the introduction of dynamic new products, important new technologies and new partnerships that deepen our offering and expand our reach.  2015 is going to be an exciting year for Wix.  We started it with a record breaking Super Bowl campaign, and we will continue to roll out what we believe will be significant and game changing developments, features and capabilities in the months to come.  Our plans feed directly into our mission to provide an easy and affordable platform to create, manage and grow a business online.”

CFO Lior Shemesh added, “We made significant investments in 2014 in R&D and marketing, growing our technical and engineering teams, extending our leadership position through technology innovation and growing our subscription base.  We continue to realize operating leverage in our financial results, and we are excited about our prospects for 2015 as reflected in our financial outlook.”

Fourth Quarter Results and Highlights

•
Collections increased 61% to $49.3 million compared to $30.6 million for the fourth quarter of 2013.  Excluding the impact of year-over-year changes in foreign exchange rates, collections would have been $50.6 million, an increase of 66% versus the prior year

•	Revenues increased 67% to $41.6 million compared to $24.9 million for the fourth quarter of 2013
•
Net loss was $15.1 million, or $0.39 per share, compared to a net loss of $10.9 million, or $0.45 per share, for the fourth quarter of 2013. Non-GAAP net loss was $9.6 million, or $0.25 per share, compared to a non-GAAP net loss of $7.0 million, or $0.29 per share, for the fourth quarter of 2013

•	New adjusted EBITDA, which includes changes in deferred revenue and changes in prepaid domain registration costs, was $(1.3) million compared to $(0.7) million for the fourth quarter of 2013
•
Prior adjusted EBITDA was $(9.0) million compared to $(5.8) million for the fourth quarter of 2013.  Moving forward and as previously discussed, the company will only report and provide its financial outlook for new adjusted EBITDA

•	Free cash flow was $0.1 million compared to $1.0 million for the fourth quarter of 2013
•
Added approximately 108,000 net premium subscriptions in the period to reach approximately 1,233,000 as of December 31, 2014, a 56% increase from approximately 790,000 premium subscriptions as of December 31, 2013 and a 10% increase from approximately 1,125,000 as of September 30, 2014

•
Added over 3.8 million new registered users to reach approximately 57.9 million as of December 31, 2014, a 38% increase compared to approximately 42.1 million registered users as of December 31, 2013 and a 7% increase from approximately 54.1 million as of September 30, 2014

Full Year 2014 Results and Highlights

•	Collections increased 74% to $171.3 million compared to $98.7 million for the full year 2013
•	Revenues increased 76% to $141.8 million compared to $80.5 million for the full year 2013
•
Net loss was $56.6 million, or $1.49 per share, compared to a net loss of $28.7 million, or $3.33 per share, for the full year 2013. Non-GAAP net loss was $40.2 million, or $1.06 per share, compared to non-GAAP net loss of $21.0 million, or $2.64 per share, for the full year 2013

•	New adjusted EBITDA, which includes changes in deferred revenue and changes in prepaid domain registration costs, was $(11.3) million compared to $(1.9) million for 2013
•
Prior adjusted EBITDA was $(38.5) million compared to $(18.2) million for 2013.  Moving forward and as previously discussed, the company will only report and provide its financial outlook for new adjusted EBITDA

•	Free cash flow was $(6.4) million compared to $1.2 million for the full year 2013

Business Highlights

•
Bigstock Partnership: The Company announced that it is partnering with Bigstock, a division of Shutterstock, to provide Wix users with seamless access though the Wix Editor to Bigstock’s marketplace of over 21 million photos, videos, vectors and illustrations.  This partnership enables Wix users to add affordable, accessible and high-quality images to enrich their websites

•
Microsoft: Wix announced a partnership with Microsoft in which subscribers to Office 365 will have the ability to select Wix.com to create and launch their online presence directly from within the Office 365 platform

•
Shoutout App: Wix launched a mobile application for Wix ShoutOut.  Already a popular service with Wix users, the Wix ShoutOut app now enables them to create and send beautiful newsletters, notes or announcements on the go.  The Wix ShoutOut app is currently available in the Apple App store and will also be offered in Google Play

•
Super Bowl campaign: Wix launched in early January its #ItsThatEasy campaign built around the Company’s first ever Super Bowl commercial.  The 30-second spot was the catalyst for a cross-platform branding campaign which included the gradual release of tailored content online and through social platforms. The TV spot is estimated to have been viewed by over 120 million people, with the web content providing tens of millions in additional views

•
Wix App Market: Users continue to add tools and functionality to their site from among the 250 apps available in the Wix App Market.  In the fourth quarter, an average of over 37,500 apps were installed per day

•	Wix Mobile: Wix continues to be among the global leaders in mobile web development with over 6.2 million mobile sites created on the Wix platform to date

Financial Outlook

The company is introducing its outlook for full year 2015 and first quarter 2015 as follows:

•	For the full year 2015:
o
Collections are expected to be in the range of $235 million to $242 million, representing year-over-year growth of 37% to 41% in reported terms and $245 million to $252 million, or 42% to 47% year-over-year growth excluding the impact of year-over-year changes in foreign exchange rates

o	Revenues are expected to be in the range of $198 million to $202 million, representing year-over-year growth of 40% to 42%
o	Adjusted EBITDA is expected to be in the range of $2 million to $5 million
•	For the first quarter of 2015:
o
Collections are expected to be in the range of $52 million to $53 million, representing year-over-year growth of 39% to 41% in reported terms and $54 million to $55 million or 44% to 47% excluding the impact of year-over-year changes in foreign exchange rates

o	Revenues are expected to be in the range of $43 million to $44 million, representing year-over-year growth of 49% to 53%
o	Adjusted EBITDA is expected to be in the range of $(3) million to $(4) million

Conference Call and Webcast Information

Wix.com’s fourth quarter and full year 2014 teleconference and webcast is scheduled to begin at 8:30 a.m. ET on Wednesday, February 11, 2015.  To participate on the live call, analysts and investors should dial 855-420-0618 (US/Canada) or 484-365-2934 (International) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through February 18, 2015 by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID: 72030767. Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at http://investors.wix.com/.

About Wix.com Ltd.
Wix.com is a leading cloud-based web development platform with over 59 million registered users worldwide, as of December 31, 2014. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: Collections, adjusted EBITDA, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures").  Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. New Adjusted EBITDA represents earnings before interest, bank charges and other financial income and expenses, net; unrealized gains or losses on certain hedging transactions; income tax; depreciation and amortization and further eliminates the effect of share-based compensation expense, changes in deferred revenue and prepaid domain registration costs and other unusual or non-recurring expenses. Prior Adjusted EBITDA, which is presented for comparison, is the same except that it does not adjust for changes in deferred revenue, prepaid domain registration costs and realized gains and losses on certain hedging transactions. Free cash flow represents cash flow from operating activities minus capital expenditures. Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that they provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the company's control and/or cannot be reasonably predicted, the company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2014. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Joe Pollaro
Wix.com
ir@wix.com
+1 415.449.4718

Jonathan Schaffer/ Allison Soss
The Blueshirt Group
ir@wix.com
+1 212.871.3953/ +1 212.871.3938

Media Relations:
Eric Mason
Wix.com
ericmason@wix.com
+1 650.533.0836

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	December 31,
	2013	2014
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$101,258	$40,200
Short term deposits	-	45,811
Restricted deposit	3,306	5,909
Trade receivables	736	1,050
Prepaid expenses and other current assets	4,730	10,155
Total current assets	110,030	103,125
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	4,231	7,205
Prepaid expenses and other long-term assets	1,094	1,882
Intangible assets and goodwill, net	-	6,210
Total long-term assets	5,325	15,297

Total assets	$115,355	$118,422

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$4,091	$4,611
Employees and payroll accruals	5,881	13,645
Deferred revenues	35,784	64,058
Accrued expenses and other current liabilities	5,903	14,186
Total current liabilities	51,659	96,500

Long term deferred revenues	1,400	2,540
Long term deferred tax liability	-	732
Total long-term liabilities	1,400	3,272

Total liabilities	53,059	99,772

Shareholders' Equity
Ordinary shares	60	63
Additional paid-in capital	151,011	166,615
Other comprehensive loss	(263)	(2,950)
Accumulated deficit	(88,512)	(145,078)
Total shareholders' equity	62,296	18,650

Total liabilities and shareholders' equity	$115,355	$118,422

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)		(audited)	(unaudited)

Revenue	$24,943	$41,559	$80,473	$141,841
Cost of revenue	4,646	7,560	15,257	26,108
Gross Profit	20,297	33,999	65,216	115,733

Operating expenses:
Research and development	10,444	16,564	29,660	57,832
Selling and marketing	16,542	27,068	53,776	97,742
General and administrative	3,149	4,221	8,307	15,803
Total operating expenses	30,135	47,853	91,743	171,377
Operating loss	(9,838)	(13,854)	(26,527)	(55,644)
Financial income (expenses), net	(502)	538	(603)	2,144
Other income (expenses)	2	(9)	(18)	(14)
Loss before taxes on income	(10,338)	(13,325)	(27,148)	(53,514)
Taxes on income	580	1,751	1,572	3,052
Net loss	$(10,918)	$(15,076)	$(28,720)	$(56,566)

Basic and diluted net loss per share	$(0.45)	$(0.39)	$(3.33)	$(1.49)
Basic and diluted weighted-average shares used to compute net loss per share	25,240,388	38,237,739	11,597,826	37,847,093

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)		(audited)	(audited)
(1) Share based compensation expenses:
Cost of revenues	$204	$247	$490	$1,005
Research and development	1,655	2,053	3,149	6,594
Selling and marketing	628	691	1,185	2,533
General and administrative	1,212	892	2,230	3,805
Total share based compensation expenses	3,699	3,883	7,054	13,937
(2) Amortization	-	119	-	153
(3) Withdrawn secondary offering expenses	-	-	-	365
(4) Acquisition related expenses	-	-	-	65
(5) Financial income (expenses), net	-	-	273	-
(6) Taxes on income	261	1,470	440	1,799
Total adjustments of GAAP to Non GAAP	$3,960	$5,472	$7,767	$16,319

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO PRIOR ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)		(audited)	(unaudited)
Net loss	$(10,918)	$(15,076)	$(28,720)	$(56,566)
Adjustments:
Financial expenses (income), net	$502	$(538)	$603	$(2,144)
Other expenses	(2)	9	18	14
Taxes on income	580	1,751	1,572	3,052
Depreciation	374	879	1,229	2,662
Amortization	-	119	-	153
Withdrawn secondary offering expenses	-	-	-	365
Acquisition related expenses	-	-	-	65
Share based compensation expenses	3,699	3,883	7,054	13,937
Total adjustments	$5,153	$6,103	$10,476	$18,104

Prior Adjusted EBITDA	$(5,765)	$(8,973)	$(18,244)	$(38,462)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NEW ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net Loss	$(10,918)	$(15,076)	$(28,720)	$(56,566)
Adjustments:
Interest, bank charges & other financial expenses (income), net	204	245	(18)	262
Unrealized losses (gains) on hedging transactions	187	(227)	469	(2,124)
Other expenses	(2)	9	18	14
Taxes on income	580	1,751	1,572	3,052
Depreciation	374	879	1,229	2,662
Amortization	-	119	-	153
Withdrawn secondary offering expenses	-	-	-	365
Acquisition related expenses	-	-	-	65
Share based compensation expenses	3,699	3,883	7,054	13,937
Change in deferred revenue	5,649	7,720	18,200	29,414
Change in prepaid domain registration costs	(486)	(612)	(1,701)	(2,494)
Total adjustments	$10,205	$13,767	$26,823	$45,306

New Adjusted EBITDA	$(713)	$(1,309)	$(1,897)	$(11,260)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)		(audited)	(unaudited)
Net loss	$(10,918)	$(15,076)	$(28,720)	$(56,566)

Share based compensation expense and other Non GAAP adjustments	3,960	5,472	7,767	16,319
Non-GAAP net loss	$(6,958)	$(9,604)	$(20,953)	$(40,247)

Basic and diluted Non GAAP net loss per share	$(0.29)	$(0.25)	$(2.64)	$(1.06)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	25,240,388	38,237,739	11,597,826	37,847,093

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)		(audited)	(unaudited)
Revenues	$24,943	$41,559	$80,473	$141,841
Collections	$30,592	$49,279	$98,673	$171,255
Free Cash Flow	$1,009	$-	$1,173	$(6,422)
Number of registered users at period end	42,126	57,945	42,126	57,945
Number of premium subscriptions at period end	790	1,233	790	1,233

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)		(audited)	(unaudited)
Revenues	$24,943	$41,559	$80,473	$141,841
Change in deferred revenues	5,649	7,720	18,200	29,414
Collections	$30,592	$49,279	$98,673	$171,255

Wix.com Ltd.
RECONCILIATION OF COLLECTIONS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	December 31,
	2013	2014
	(unaudited)
Collections	$30,592	$49,279
F/X impact on Q4/14 using Q4/13 rates	-	1,355
Collections excluding FX impact	$30,592	$50,634

Y/Y%		66%

	Three Months Ended
	September 30,	December 31,
	2014	2014
	(unaudited)
Collections	$44,586	$49,279
F/X impact on Q4/14 using Q3/14 rates	-	1,191
Collections excluding FX impact	$44,586	$50,470

Q/Q%		13%

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)		(audited)	(unaudited)
Net cash provided by (used in) operating activities	$2,434	$-	$4,243	$(803)
Capital expenditures, net	(1,425)	-	(3,070)	(5,619)
Free Cash Flow	$1,009	$-	$1,173	$(6,422)

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ending		Year Ending
	March 31,		December 31,
	2015		2015
	(unaudited)		(unaudited)
	Low	High	Low	High

Projected revenues	$43,000	$44,000	$198,000	$202,000
Projected change in deferred revenues	9,000	9,000	37,000	40,000
Projected collections	$52,000	$53,000	$235,000	$242,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended
	December 31,
	2013	2014
	(audited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(28,720)	$(56,566)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,229	2,662
Amortization	-	153
Share based compensation expenses	7,054	13,937
Tax benefit related to exercise of share options	440	728
Share based compensation expenses related to warrants granted in connection with credit line	273	-
Decrease in accrued interest and exchange rate on short term and long term deposits	-	955
Deferred income taxes, net	(16)	81
Decrease (increase) in trade receivables	125	(383)
Increase in prepaid expenses and other current and long-term assets	(2,849)	(6,491)
Increase in trade payables	1,894	618
Increase in employees and payroll accruals	3,401	7,767
Increase in short term and long term deferred revenues	18,751	29,706
Increase in accrued expenses and other current liabilities	2,643	6,016
Other, net	18	14
Net cash provided by (used in) operating activities	4,243	(803)
INVESTING ACTIVITIES:
Proceeds from short-term and long-term deposits	250	1,989
Investment in short-term and long-term deposits	(1,020)	(51,581)
Purchase of property and equipment	(3,070)	(5,619)
Payment for Businesses acquired	-	(4,295)
Acquisition of Intangible assets	-	(1,202)
Net cash used in investing activities	(3,840)	(60,708)
FINANCING ACTIVITIES:
Proceeds from exercise of options	519	942
Credit line utilization	5,000	-
Credit line repayment	(5,000)	-
Proceeds from issuance of Ordinary shares in IPO, net	93,694	(130)
Net cash provided by financing activities	94,213	812
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(868)	(359)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	93,748	(61,058)
CASH AND CASH EQUIVALENTS—Beginning of period	7,510	101,258
CASH AND CASH EQUIVALENTS—End of period	$101,258	$40,200